UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14(f)-1 THEREUNDER

COMPOSITE TECHNOLOGY CORPORATION

(Exact name of registrant as
specified in its corporate charter)

0-10999

(Commission File No.)

NEVADA	59-2025386

(State of Incorporation)	(IRS Employer Identification No.)

18881 Von Karman Avenue
Suite 1630
Irvine, California 92612

(Address of principal executive offices)

(949) 756-1091

(Registrant’s telephone number)

COMPOSITE TECHNOLOGY CORPORATION

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

GENERAL

     This Information Statement is being delivered on or about February 1, 2002 to the holders of shares of common stock, par value $0.001 per share (the “Common Stock”), of Composite Technology Corporation, a Nevada corporation (formerly ElDorado Financial Group, Inc.) (the “Company”), of record as of January 28, 2002. You are receiving this Information Statement in connection with the Company’s entering into an Agreement and Plan of Reorganization, dated November 3, 2001 (the “Agreement”), among the Company, Transmission Technology Corporation (“TTC”) and certain stockholders of TTC (the “Stockholders”). The Stockholders owned 95.91% of the outstanding shares of common stock, par value $.001 per share (the “TTC Common Stock”), of TTC. Pursuant to the Agreement, as of November 3, 2001, the Stockholders, in a tax-free exchange, exchanged all of their shares of TTC Common Stock for an aggregate of 57,546,000 shares of Common Stock. As a result, TTC became a majority-owned subsidiary of the Company and the Stockholders became the holders of 89.9% of the issued and outstanding Common Stock. Since then, the remaining holders of TTC Common Stock have also, in a tax free exchange, exchanged their shares of TTC Common Stock for an additional 2,374,598 shares of Common Stock, so that the Company now owns all the outstanding TTC Common Stock. The former stockholders of TTC now own an aggregate of 59,920,598 shares of Common Stock, representing 90.2% of the issued and outstanding Common Stock.

     Also as of November 3, 2001, Glenn A. Little resigned as the President and Chief Financial Officer of the Company and as a member of the Board of Directors of the Company. Matthew Blair resigned as Secretary and Treasurer but currently continues as a Director. Benton H Wilcoxon became Chief Executive Officer and Secretary, and C. William Arrington became President, of the Company. Pursuant to the Agreement, Mr. Wilcoxon and Mr. Arrington will be appointed to the Board of Directors and Mr. Blair will resign as a Director each effective 10 days after transmittal of this Information Statement.

     Prior to the consummation of the transactions contemplated by the Agreement, Mr. Little was the controlling stockholder of the Company, owning 8,548,899 shares of Common Stock. As part of the transaction he contributed, without consideration, 3,116,515 shares of Common Stock that he owned back to the Company for cancellation. For his services in connection with the transaction, Mr. Little was issued 185,000 shares of Common Stock. Mr. Wilcoxon and Mr. Arrington each formerly owned 34.2% of the TTC Common Stock. For their current Ownership of Common Stock, see “Voting Securities and Principal Holders Thereof”.

     Also, pursuant to the Agreement the Articles of Incorporation of the Company were amended to change the name of the Company and to increase the authorized shares of Common Stock from 100,000,000 shares to 200,000,000 shares, par value $.001 per share, and to authorize 5,000,000 shares of blank check preferred stock, par value $.001 per share. Certain consultants also were issued an aggregate of 450,000 shares of Common Stock (including the 185,000 shares issued to Mr. Little) in connection with their work on the transaction. Finally, the By-laws of the Company were amended so that they would be substantially identical to the By-laws of TTC.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

     On January 31, 2002, there were 66,420,598 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

     The sole class of equity securities of the Company issued and outstanding is the Common Stock.

     The following table sets forth, as of January 31, 2002, certain information with respect to the Common Stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the Common Stock; and (iii) all Directors, nominees and executive officers as a group:

NAME AND ADDRESS	AMOUNT AND NATURE OF	PERCENT OF
OF BENEFICIAL OWNER	BENEFICIAL OWNERSHIP 1	CLASS 2

Benton H Wilcoxon 3, 4	20,250,514	30.5%

C. William Arrington 3	20,250,514	30.5%

Robert Nikoley 3	0	0%

Matthew Blair 3	0	0%

Red Guard Industries, Inc. 5, 6	14,932,699	22.5%

G. William Harrison 5, 6	17,101,748	25.7%

All Directors, nominees and executive officers as a group (four persons)	40,501,028	60.9%

1	Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

2	Based on 66,420,598 shares of Common Stock issued and outstanding.

3	The address of each such person is c/o the Company, 18881 Von Karman Avenue, Suite 1630, Irvine, California 92612.

4	Mr. Wilcoxon owns 34.0% of the common stock of Red Guard Industries, Inc. (“Red Guard”) and he also is Vice President and Treasurer of Red Guard. Mr. Wilcoxon disclaims beneficial ownership of the Common Stock and the securities of TTC owned by Red Guard.

5	The address for Red Guard is 393 Lange, Troy, Michigan 48093. Red Guard also owns (i) 165 shares of the 10% Series A Cumulative Convertible Preferred Stock of TTC (the “Series A Preferred”) and 1,000 shares of the 10% Series B Cumulative Convertible Preferred Stock of TTC (the “Series B Preferred”), and (ii) a warrant to purchase 119,500 shares of TTC Common Stock.

6	The address for Mr. Harrison is 20 Oxford Boulevard, Pleasant Ridge, Michigan 48069. Mr. Harrison’s living trust owns 1,058,471 shares of Common Stock and an additional 772,684 shares of Common Stock are owned by a living trust for the benefit of Mr. Harrison’s wife. Bridgestone Capital Group, LLC (“Bridgestone”) owns 337,894 shares of Common Stock. Mr. Harrison is the President and Chief Executive Officer of Bridgestone and he and the trust for the benefit of his wife own a majority of the membership interests in Bridgestone. In addition, Mr. Harrison is the Chairman and Chief Executive Officer of Red Guard and he and the trust for the benefit of his wife own a majority of the common stock of Red Guard. As a result, he beneficially owns the Common Stock and the securities of TTC owned by Bridgestone and Red Guard and such Common Stock owned by them and the trust for the benefit of Mr. Harrison’s wife are included in the 17,101,748 shares of Common Stock stated as being beneficially owned by Mr. Harrison above.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

     The following sets forth the names and ages of the current Director, nominees and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The executive officers are elected annually by the Board of Directors. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. The Company anticipates establishing such committees in the near future. During the fiscal year ended September 30, 2001, the Board of Directors held no formal meetings but took action once by unanimous written consent. There are no family relationships among any of the Directors, nominees or executive officers.

     Benton H Wilcoxon, 52, has been Chief Executive Officer and Secretary of the Company since November 3, 2001. He also is Chairman and Chief Executive Officer of TTC. From 1998 to 2001, he was a consultant for Magnesium Alloy Corporation, a Canadian company involved in the development of magnesium salt deposits. Between 1998 and 2000, he also served as a consultant to Macallan & Callanish Ltd. regarding business in Russia and the Ukraine. Mr. Wilcoxon held senior positions with Ashurst Technology Ltd., a Bermuda corporation, from 1991 to 1997, culminating as Chairman, Chief Executive Officer and President. Ashurst Technology Ltd. commercialized advanced materials technologies, primarily from the Ukraine. Mr. Wilcoxon currently is a Director of Magnesium Alloy Corporation, which is traded on the Canadian Venture Exchange.

     C.     William Arrington, 60, has been President of the Company since November 3, 2001. He also is President and Chief Operating Officer of TTC. Mr. Arrington has headed his own consulting firm for more than the past five years. He has over 30 years experience in the electrical energy industry, both generation and transmission. Mr. Arrington is also a Director of Eaglecrest Exploration, Ltd., a precious metals exploration company traded on the Canadian Venture Exchange.

     Robert Nikoley, 62, has been Chief Financial Officer of the Company since December 28, 2001. From November 3 until December 28, 2001, he performed the duties of that position as a consultant. From June 2001 until joining the Company, Mr. Nikoley was Chief Financial Officer of WebQuest International, Inc. (“WebQuest”), a company traded on the NASD Bulletin Board. Between March 2000 and June 2001, he was Controller of WebQuest. WebQuest helps develop business opportunities for emerging growth companies. He served as Chief Financial Officer of International Fuel Technology, Inc. from 1996 through 1999. Mr. Nikoley is a Director of WebQuest.

     Matthew Blair, 44, was Secretary and Treasurer of the Company until November 3, 2001. He was formerly a solo practitioner of law in Midland, Texas and is presently a Title IV-D Master in Midland County Texas. Before opening his practice he served in the Legal Department of the Federal Deposit Insurance Corporation (FDIC), Midland, Texas where he gained exposure to corporate structures and debt workouts. His employment before the FDIC appointment was with Texas American Energy and Exxon Corporation. Mr. Blair received a Bachelor of Arts in Government from The University of Texas at Austin (1975) and Juris Doctor from Texas Tech University School of Law (1979). He is licensed in every state court in Texas, United States District Court (Texas) and in The United States Supreme Court. Mr. Blair will resign as a Director effective 10 days after transmittal of this Information Statement.

Certain Relationships and Related Transactions

     After Red Guard purchased the 165 shares of Series A Preferred, in July 2001 it and TTC agreed to increase the exercise price from $.20 per share of TTC Common Stock to $7.50 and to extend the date the shares became initially exercisable into TTC Common Stock from July 12, 2001 to November 14, 2001. In exchange Red Guard received an option to purchase up to $500,000 of Series B Preferred at $100 per share and a five year warrant to purchase up to 120,000 shares of TTC Common Stock at $20.00 per share. The option to purchase Series B Preferred expired on January 12, 2002 after Red Guard had purchased 1,000 shares for $100,000. Red Guard exercised a portion of the warrant to purchase 500 shares of TTC Common Stock on October 18, 2001. The remainder of the warrant is still outstanding.

     Red Guard has also made four loans to the Company totaling $57,000. Each loan is for six months (maturing from July 3, 2002 to July 28, 2002) and bear interest at 10 1/2% per annum.

Executive Compensation

     Beginning November 2001, the Company has accrued $5,000 a month compensation for each of Mr. Wilcoxon and Mr. Arrington, although no amount has been paid to date. Mr. Wilcoxon and Mr. Arrington have each received options to purchase 40,000 shares of TTC Common Stock at $5.50 per share, of which none are exercisable within 60 days. The options were granted in May 2001, vest 20% per year and expire in 10 years. Mr. Wilcoxon and Mr. Arrington have not otherwise been granted any options or other rights to acquire Common Stock or TTC Common Stock.

     Neither of Mr. Little nor Mr. Blair received any compensation from the Company for the past five years or any grants of options or other rights to acquire Common Stock.

     Directors of the Company have not received compensation for their services as Directors and are not reimbursed for expenses incurred in attending Board meetings.

     The Company anticipates that it will pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

Legal Proceedings

     The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

     TTC entered into a technology license agreement (the “License Agreement”) with W.B.G., Inc., a California corporation (“WBG”), on May 7, 2001. The License Agreement related to patent pending CRAC technologies and gave TTC an exclusive license to the technologies covered by the License Agreement. TTC became a majority-owned subsidiary of the Company on November 3, 2001 pursuant to the Agreement.

     In the License Agreement, WBG represented and warranted to TTC that WBG had the right to enter into the License Agreement, including without limitation the right to grant TTC the exclusive rights to the technologies covered by the License Agreement. TTC agreed to pay royalties to WBG, initially at a rate of 5% of Gross Revenues (as defined in the License Agreement). WBG also agreed to provide TTC full disclosure of all current and future technologies covered by the License Agreement as well as disclosure of any interested parties in such technologies. TTC agreed to pay WBG to design, build, install and provide specifications, manuals and training to complete commercial product equipment lines for the technologies, with the price to be mutually agreed upon. TTC would advance funds to WBG for each phase as required under a mutually agreed upon budget and schedule.

     In the event of any controversy or claim relating to the License Agreement, or a breach thereof, the parties agreed the dispute would initially be subject to mediation proceedings. If the controversy, claim or breach was not resolved by mediation, the parties agreed to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association.

     TTC sought information from WBG relating to the technologies pursuant to the License Agreement but did not receive a response. As a result, TTC sought to invoke the mediation provision of the License Agreement. WBG declined to engage in mediation. In August 2001, TTC commenced an arbitration proceeding with the American Arbitration Association against WBG and W. Brandt Goldsworthy & Associates, Inc., a California corporation related to WBG (“WBG&A”).

     On August 15, 2001, TTC also filed suit against WBG and WBG&A in the United States District Court for the Central District of California (Case No. 01-CIV-7118). The suit sought (i) specific performance of the License Agreement, including supplying the requested information and subjecting to arbitration, (ii) an injunction against WBG and WBG&A licensing the technologies to any other parties, and (iii) damages and costs.

     In their answers, WBG and WBG&A argued a number of defenses and also asserted certain counterclaims. One defense raised was that TTC did not have standing or capacity to sue. WBG and WBG&A contended that Tom Sawyer, the lawyer who incorporated TTC, is the sole shareholder and Director of TTC and that he had not authorized the filing of the suit. Mr. Sawyer claimed that he purchased all of the authorized Common Stock for $24.00. Subsequently and separately, on October 4, 2001, Mr. Sawyer made a demand to TTC’s counsel to dismiss the suit with prejudice based on his claim that he was the sole shareholder and Director of TTC. In addition, on October 5, 2001, Mr. Sawyer, allegedly on behalf of TTC, and WBG executed a Mutual Rescission of the License Agreement.

     The counterclaims raised by WBG and WBG&A included alleged untrue and misleading advertising and unfair competition (against TTC and C. William Arrington, an officer of TTC) for claiming rights in the technologies and a claim for declaratory relief (against TTC, Mr. Arrington, Mr. Sawyer and Composite Power Corporation, a Nevada corporation (“CPC”)). On September 24, 1999, a Nevada state court had issued an injunction against Mr. Arrington, a former officer and Director of CPC, in his individual capacity from “contacting, soliciting business from or otherwise doing business with any individuals, entities or financiers connected or related in any way to any of CPC’s projects.” WBG&A was mentioned as an entity that had a business relationship with CPC but the technologies licensed by the License Agreement are completely unrelated to CPC or any of its projects. Mr. Arrington had signed the License Agreement on behalf of TTC and WBG and WBG&A contended that Mr. Arrington’s signature violated the injunction and made the License Agreement void and illegal. WBG and WBG&A also sought a declaratory judgment that Mr. Sawyer is the sole Director and shareholder of TTC and that the License Agreement is void and illegal. The injunction was dissolved by the Nevada state court on August 31, 2001 and Mr. Arrington was limited only against doing business with anyone involved in specific CPC projects, none of which related to TTC, the Company or the License Agreement. Furthermore, that limitation as well is no longer in effect as the Nevada state court dismissed all claims against Mr. Arrington with prejudice on January 10, 2002. CPC has never initiated any proceedings with the Nevada state court claiming any violation of the injunction and the court has issued no order and has never found that Mr. Arrington was ever not fully in compliance with the injunction.

     On December 10, 2001, the United States District Court held a hearing on TTC’s request for an injunction. No decision has yet been rendered. With regard to TTC’s arbitration demand, arbitrators have been appointed. A hearing on TTC’s petition to enforce the arbitration provisions of the License Agreement is currently awaiting scheduling. WBG and WBG&A are seeking to have the court halt the arbitration and instead have all issues settled by the court.

     The License Agreement currently is the basis for TTC’s rights to the CRAC technologies. In the event a court or an arbitration panel determines that the License Agreement is unenforceable in any way, it would have a material adverse effect on the Company, its business and its prospects. The claims as to Mr. Sawyer’s alleged ownership of, and position with, TTC, in the event they are supported, would raise serious questions as to the status and authority of the current management and Board of Directors of TTC and the Company and the effect and consequences of the Agreement.

     The Company and TTC believe that TTC has raised valid claims in its suit and claim for arbitration and that WBG’s and WBG&A’s defenses and counterclaims are without merit. TTC will defend itself and Mr. Arrington, as an officer of TTC, vigorously against the alleged counterclaims of WBG and WBG&A.

Compliance With Section 16(a) of the Securities Exchange Act

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s Directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission (“SEC”) initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

     Neither Mr. Little nor Mr. Blair has made any filings under Section 16(a). Each of Mr. Wilcoxon, Mr. Arrington, Mr. Nikoley, Red Guard and Mr. Harrison has filed a Form 3 but such Forms were not filed on a timely basis.

Other Information

     The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.

Dated: January 31, 2002

By Order of the Board of Directors

COMPOSITE TECHNOLOGY CORPORATION

By: /s/ BENTON H WILCOXON

Name: Benton H Wilcoxon

Title: Chief Executive Officer and Secretary

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